UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of November, 2023

Commission File Number: 001-40487

HUT 8 MINING CORP.
(Exact Name of Registrant as Specified in Its Charter)

24 Duncan Street, Suite 500, Toronto, Ontario, M5V 2B8
 (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F   ☐            Form 40-F  ☒

Exhibits 99.2 and 99.3 to this Form 6-K of the Registrant are hereby incorporated by reference into the Registration Statements on Form F-10 (File No. 333-266608) and Form S-8 (File No. 333-257352) of the Registrant and into the Registration Statement on Form S-4 (File No. 333-269738) of Hut 8 Corp., as amended or supplemented.

Exhibits

Exhibit No.	Description

99.1	Press Release of Hut 8 Mining Corp., dated November 14, 2023
99.2	Unaudited Condensed Consolidated Interim Financial Statements for the nine months ended September 30, 2023 and 2022
99.3	Management’s Discussion and Analysis for the three and nine months ended September 30, 2023 and 2022
99.4	Form 52-109F2 – Certification of Interim Filings (CEO)
99.5	Form 52-109F2 – Certification of Interim Filings (CFO)

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

HUT 8 MINING CORP.

	By:	/s/ Jaime Leverton
		Name:	Jaime Leverton
		Title:	Chief Executive Officer

Date: November 14, 2023